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 FORM 5                                                                                                          OMB Approval
                                             U.S.  SECURITIES AND EXCHANGE COMMISSION                     --------------------------
[ ] Check this box if no longer                     WASHINGTON, D.C. 20549                                OMB Number      3235-0362
    subject to Section 16. Form                                                                           Expires: February 1, 1994
    4 or Form 5 obligations may         ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP               Estimated average burden
    continue. See Instruction 1(b).                                                                       hours per response......0
[ ] Form 3 Holdings Reported            Filed pursuant to Section 16(a) of the Securities
[ ] Form 4 Transactions Reported        and Exchange Act of 1934, Section 17(a) of the
                                    Public Utility Holding Company Act of 1935 or Section 30(f)
                                              of the Investment Company Act of 1940.
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1. Name and Address of Reporting Person   2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
                                                                                               to Issuer (Check all applicable)
Payne III      Edward          M             Horizon Bancorp Inc of WV                       __X__ Director  _____ 10% Owner
------------------------------------------------------------------------------------------   __X__ Officer (give title below)
(Last)        (First)       (Middle)     3. IRS or Social        4. Statement for            _____ Other (specify below)
                                            Security Number         Month/Year
 P.O. Drawer L                              of Reporting             12/97
----------------------------------------    Person (Voluntary)  ------------------------                 Secretary
               (Street)                                          5. If Amendment, Date           ------------------------
                                                                of Original (Month/Year)
 Beckley         WV            25801        ###-##-####
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(City)          (State)          (Zip)        Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security                    2.Transaction  3.Transaction  4.Securities Acquired (A) 5.Amount of  6.Owner  7.Nature
   (Instr. 3)                             Date           Code           or Disposed of (D)      Securities   ship     of
                                        (Month/Day/      (Instr. 8)     (Instr. 3, 4, and 5)    Beneficially Form:    Indirect
                                          Year)                                                 Owned at End Direct   Bene-
                                                       ---------------------------------------  of Issuer's  (D) or   ficial
                                                                      Amount  (A)    Price      Fiscal Year  Indirect Owner-
                                                                               or               (Instr. 3    (I)      ship
                                                                              (D)               and 4)       (Instr.4)(Instr.4)
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Common Stock                                                                                     4,406*       D        Self
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Common Stock                             3-31-97           G          2,500    A                 8,570*       I        Spouse
Common Stock                             5-28-97           G            200    D                              I
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Common Stock                                                                                     2,012*       I        Son
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Common Stock                                                                                    15,010*       I        Pres./
                                                                                                                       Piney Land
                                                                                                                       Company
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Common Stock                                                                                     5,972*       I        Pres./
                                                                                                                       McCreery Coal
                                                                                                                       Land Co.
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Common Stock                                                                                       600*       I        Pres./
                                                                                                                       Combahee
                                                                                                                       Investments
                                                                                                                       Corp.
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Common Stock                                                                                     8,000*       I        Pres./
                                                                                                                       Hilton Head
                                                                                                                       Equity Co.
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Common Stock                                                                                     5,400*       I        VP/James T.
                                                                                                                       McCreery Co.
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Common Stock                                                                                     1,000*       I        Pres./
                                                                                                                       Piney Land
                                                                                                                       Company
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Reminder: Report on a separate line for each class of securities beneficially owned, directly or indirectly.              (Over)
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FORM 5 (CONTINUED)         TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1.Title of Derivative Security  2.Conversion  3.Transaction  4.Transaction  5.Number of   6.Date Exer-      7.Title and Amount
  (Instr. 3)                    or Exercise   Date             Code         Derivative    cisable and       of Underlying
                                Price of                      (Instr. 8)    Securities    Expiration Date   Securities
                                Derivative     (Month/Day/                  Acquired (A)  (Month/Day/Year)  (Instr. 3 and 4)
                                Security          Year)                     or Disposed
                                                                            of (D)       --------------------------------------
                                                                            (Instr. 3,    Date     Expir-          Amount or
                                                                             4, and 5)    Exer-    ation    Title  Number of
                                                                           -------------- cisable  Date            Shares
                                                                            (A)    (D)
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 8.Price of    9.Number of      10.Ownership      11.Nature of
   Derivative    Derivative        Form of           Indirect
   Security      Securities        Derivative        Beneficial
   (Instr. 5)    Beneficially      Security;         Ownership
                 Owned at End      Direct (D) or     (Instr. 4)
                 of Year           Indirect (I)
                 (Instr. 4)        (Instr. 4)
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Explanation of Responses:
*Increase in share amounts reflects a 100% stock dividend payable
 12-15-96 to shareholders of record on 12-1-96.


                                                                           EDWARD M. PAYNE III                         2/13/98
                                                                       ------------------------------------        ----------------
                                                                          *Signature of Reporting Person                 Date
                                                                           (POA on file)

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.
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